Filed by
Dakota Growers Pasta Company Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Dakota Growers Restructuring Company, Inc.
Commission File No.: 333-81946

This filing relates to the planned conversion of Dakota Growers Pasta Company (the "Company") from a North Dakota cooperative into a North Dakota corporation. Subject to the approval of the members of the Company, the proposed conversion will be effected by a series of mergers. A Form S-4 registration statement has been filed by Dakota Growers Restructuring Company, Inc., a wholly owned subsidiary of the Company and the entity which would be the surviving entity if the conversion was approved by the Company's members. Both the Merger Agreement and the Transaction Agreement to effect the proposed conversion are on file with the Securities and Exchange Commission as exhibits to the Form S-4 and the Current Report on Form 8-K, filed by the Company on February 11, 2002 and amended on February 27, 2002. Such documents are incorporated by reference into this filing.

The following was sent on February 20, 2002 by Thomas Friezen, the Company's Chief Financial Officer, in response to an inquiry by Farmers Union.

February 20, 2002

Pam Muslin
FARMERS UNION
P.O. Box 2136
Jamestown, ND 58402-2136

Dear Pam:

        I have received your questions regarding Dakota Growers' proposed structural change. At our last board meeting, the directors and management of Dakota Growers were advised by our securities counsel that, upon filing with the Securities and Exchange Commission and until the review process by the Commission and appropriate state regulators is completed, the Company was in a "quiet period" wherein our responses are limited to the public information included in the filing(s). Dakota Growers Pasta Company has been filing quarterly and annual reports, as well as registering its stock offerings, with the Securities and Exchange Commission since 1996.

        The following summarizes the process to be followed in connection with the SEC filing. On February 1st, Dakota Growers Restructuring Company, Inc., a subsidiary of Dakota Growers Pasta Company, filed a Form S-4 Registration Statement with the Commission. That document formally describes the proposed transaction. The Company will not proceed with the proposed transaction until the SEC (and applicable state regulators) and the applicable regulations permit the Company to distribute the "Prospectus/Information Statement" (which is a part of the Form S-4 Registration Statement) to its members. The SEC is reviewing the Company's Form S-4 at this time. The Company does not know precisely when the SEC will complete its review of the Registration Statement. After the document is declared effective by the appropriate authorities, the date of the vote will be scheduled and the final prospectus will be printed and distributed to our members, to provide them with detailed information regarding the proposed conversion.

        The Form S-4 and any subsequent amendment that may be filed by Dakota Growers Restructuring Company, Inc. can be found at the SEC's (www.SEC.gov) EDGAR web site. Personally, I prefer the FreeEDGAR site (www.freeedgar.com). Enter "Dakota Growers Restructuring Company, Inc." as a company name to search the SEC or FreeEDGAR sites and you can view the filings and find detailed information which we believe will respond to your questions. (By searching for "Dakota Growers Pasta Company", you can find the previous filings made by Dakota Growers).

        As indicated above, our securities counsel has advised us to refer you to the Form S -4 filing as the source of important information regarding the proposed transaction. The Form S-4 (and the quarterly and annual reports previously filed by Dakota Growers Pasta Company) can be obtained for free from the websites referenced above. I hope that you have an opportunity to review the Form S-4 filing prior to your next press date.

        Please contact me if you have any questions about this letter. As I will be out of town this Friday and Monday, please contact either Tim Dodd or Ed Irion (Dakota Growers Vice President-Finance) if I am not available.

Sincerely,

Thomas Friezen
 Chief Financial Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Members of the Company are urged to read the S-4 filed with the SEC on February 1, 2002 and any other relevant materials filed by the Company or Dakota Growers Restructuring Company Inc. with the SEC because they contain or will contain important information about the Company, Dakota Growers Restructuring Company, Inc. and the proposed conversion. The S-4 and any other relevant documents filed by the Company or Dakota Growers Restructuring Company, Inc. may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, you may obtain free copies of any documents filed by either the Company or Dakota Growers Restructuring Company, Inc. by contacting Thomas Friezen at One Pasta Avenue, Carrington, ND 58421, (701)-652-2855. You are urged to read the S-4 and other relevant materials (as they become available) before making any voting decision with respect to the proposed conversion.